Date

Neptune Technologies & Bioressources inc.

# du trimestre	3
	Nine months ended

Jour	28
Mois	February
Année	2006

	February 28,
	February 28, 2006
	February 28,
	ended February 28, 2006

		4/25/2006 17:36

Intermédiaires Février 2006 - V3		4/25/2006 17:36

Résultats

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Earnings
(unaudited)

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Sales	1,822,548	1,292,461	5,089,341	3,606,291

Cost of sales and operating expenses (before amortization)	1,544,575	1,139,038	4,223,504	3,165,002
Research expenses	76,606	37,042	204,981	115,685
Financial expenses	282,273	247,963	879,173	749,938
Amortization	250,260	244,135	786,622	730,830
	2,153,714	1,668,178	6,094,280	4,761,455
Loss before other revenue (expenses)	(331,166)	(375,717)	(1,004,939)	(1,155,164)
Interest income	280	260	692	665
Exchange loss	(30,793)	30,844	(127,603)	(80,987)
Gain on debt settlement	1,400,000		1,400,000
Net loss	1,038,321	(344,613)	268,150	(1,235,486)

Basic and diluted profit (loss) per share	0.032	(0.013)	0.009	(0.049)

Weighted average number of shares outstanding	32,419,020	25,594,805	28,889,419	25,418,016

Déficit- surplus d'apport

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Deficit
Interim Consolidated Contributed Surplus
(unaudited)

Interim Consolidated Statement of Deficit
(unaudited)

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Balance, beginning of year	(14,752,608)	(13,105,725)	(13,982,437)	(12,194,383)
Net profit (net loss)	1,038,321	(344,613)	268,150	(1,235,486)
Share issue expenses	(421,457)		(421,457)	(20,469)
Balance, end of year	(14,135,744)	(13,450,338)	(14,135,744)	(13,450,338)

Interim Consolidated Contributed Surplus
(unaudited)

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Balance, beginning of year	472,270	309,491	345,387	187,754
Expired warrants				62,049
Stock-based compensation - employees	64,378		179,498	52,369
Stock-based compensation - non-employees	19,754		31,517	7,319
Balance, end of year	556,402	309,491	556,402	309,491

Flux de trésorerie

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITIES
Net Income (net loss)	1,038,321	(344,613)	268,150	(1,235,486)
Non-cash items
Property and equipment	250,260	244,135	786,622	730,830
Amortization of deferred financing costs	35,737	6,280	50,735	18,839
Financial expenses	119,495	157,145	499,565	477,669
Stock-based compensation - employees	64,378		179,498	59,688
Stock-based compensation - non-employees	19,754		31,517
Gain on debt settlement	(400,000)		(400,000)
Changes in working capital items	(86,546)	(238,572)	(771,456)	(448,918)
Cash flows from operating activities	1,041,399	(175,625)	644,631	(397,378)

INVESTING ACTIVITIES
Immobilisations of property and equipment	(11,451)	(8,305)	(16,544)	(10,320)
Intangible assets	(17,738)	(22,858)	(70,739)	(52,202)
Other assets			(10,977)
Cash flows from investing activities	(29,189)	(31,163)	(98,260)	(62,522)

FINANCING ACTIVITIES
Bank loan	500,000		500,000
Repayment of long-term debt	(19,120)	(29,844)	(96,502)	(97,923)
Debenture settlement	(1,350,137)		(1,350,137)
Issue of capital stock	698,719		1,267,700	370,839
Issue of warrants				340,092
Share issue expenses	(421,457)		(421,457)	(15,280)
Cash flows from financing activities	(591,995)	(29,844)	(100,396)	597,728
Increase (decrease) in cash and
cash equivalents	420,215	(236,632)	445,975	137,828
Cash and cash equivalents, beginning of period	207,710	327,820	181,950	(46,640)
Cash and cash equivalents, end of period	627,925	91,188	627,925	91,188

Bilan

Neptune Technologies & Bioressources inc.

Interim Consolidated Balance Sheets

	Unaudited	Audited
	February 28,	31 mai
	2006	2005
	$	$
ASSETS
Current assets
Cash	193,775	181,950
Short-term investment, interest 1% to 3.775%	434,150
Accounts receivable	1,770,012	1,154,379
Research tax credits receivable	115,628	61,198
Inventories	1,104,007	813,642
Prepaid expenses	67,835	62,673
	3,685,407	2,273,842

Property and equipment	3,487,243	3,881,552
Intangible assets	620,653	553,833
Other assets	241,461	588,118
	8,034,764	7,297,345

LIABILITIES
Current liabilities
Bank loan (note 3)	500,000
Accounts payable and accrued liabilities
Company controlled by an officer and director	35,588	73,494
Other	940,798	996,945
Instalments on long-term debt	550,071	841,917
	2,026,457	1,912,356

LONG-TERM DEBT (Note 4)	3,153,420	2,868,780
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 5)		5,156,430
	5,179,877	9,937,566

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock and warrants (Note 6)	16,434,229	10,996,829
Contributed surplus	556,402	345,387
Deficit	(14,135,744)	(13,982,437)
	2,854,887	(2,640,221)
	8,034,764	7,297,345

Notes intérimaires

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements
February 28, 2006 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at February 28, 2006 are unaudited. They have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim information and use the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended May 31, 2005. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 annual report.

2 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling royalties to be paid in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current period, total royalties amount to $17,452 ($11,844 in 2005). As at February 28, 2006, the balance due to this shareholder amounts to $35,588 ($73,494 as at May 31,2005). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

3 - BANK LOAN

The Company has at its disposal an authorized operating line of credit line of $500,000, and another credit facility for $500,000 at a prime rate plus 2.10%
(7.35% at February 28). The bank loan is secured by first lien commercial mortgage on universality of creditors, taxes credits, accounts receivables, and inventories up to the amount of $1,000,000. The bank loan is renewable November 15, 2006.

4 - LONG TERM DEBT

						February 28,	May 31,
						2006	2005
						$	$

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,744,821 in 2006, prime rate plus 6.25% (14.00% as at February 28, 2006 and
12.5% as at May 31, 2005), payable in monthly capital instalments of $26,650, whit moratorium
until August 2006, maturing in Marsh 2012						1,120,000	1,140,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5.00% (11,75% as at February, 2006 and 7% as at May 31, 2005), payable in 60 monthly capital instalments of $16,333
whit moratorium until August 2006, maturing in August 2011						957,641	951,726

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3.00% (9,75% as at February 28, 2006 and 8% as at May 31, 2005), payable in 60 monthly capital instalments of $25,000
whit moratorium until August 2006, maturing in August 2011						1,439,241	1,420,810

9% unsecured loan, payable in monthly blended instalments of $993, maturing in September 2005							3,900

Unsecured loan, without interest, matured						70,000	70,000

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
instalments of $7,235, maturing at different dates until August 2010						116,609	124,261
						3,703,491	3,710,697
Instalments due within one year						550,071	841,917
						3,153,420	2,868,780

5 - LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

						February 28,	May 31,
						2006	2005
						$	$
Unsecured convertible debenture (a face amount of $2,195,342, bearing interest at 15%)							2,250,226
Secured convertible debenture (a face amount of $1,261,780, bearing interest at 15% compounded annually)							1,668,704
Unsecured convertible debenture (a face amount of $1,000,000, bearing interest at 15%)							1,237,500
							5,156,430

6 - CAPITAL STOCK AND WARRANTS

						February 28,	May 31,
						2006	2005
						$	$

Issued and fully paid
32,938,789 common shares (25,594,805 common shares as at May 31, 2005)						16,325,479	10,656,737

	750 000	series "H" warrants				75,000	302,592
	225 000	series "I" warrants				33,750	37,500
						108,750	340,092
						16,434,229	10,996,829

During the period, changes in the Company's issued capital stock were as follows:

						Number of
						shares	Consideration
							$
Commun shares
Balance as at November 30, 2005						27,870,727	11,453,310
Issued upon debentures convertion						3,800,000	3,881,512
Issued for cash						600,000	600,000
Issued in consideration of a dept settlement						288,187	288,188
Issued upon stock options exercised						354,875	92,469
Issued upon series "I" warrants						25,000	10,000
Balance as at February 28, 2006						32,938,789	16,325,479

During the period, 25,000 series "I" warrants were exercised whit a compensation in cash of 6,250$ and a compensation of 25,000 common shares representing the attributed value at the emission of the series "I" warrants, July 13 2004.

During the period, 354,875 stocks options were exercised whit a compensaiton in cash of $92,469 and a compensation of 354 875 common shares.

7 - STOCK-BASED COMPENSATION PLAN

Activities within the plan are detailed as follows:
				February 28, 2006		31 mai 2005
					Weighted		Weighted
					average		average
				Number of	exercise	Number of	exercise
				options	price	options	price
					$		$

Options outstanding, beginning of period				3,975,000	0.26	2,280,000	0.88
Awarded				696,000	1.04	1,129,000	0.25
Exercise				(354,875)	0.26
Cancelled				(371,250)	0.32	(483,000)	0.80
Exercise price amendment
	Former price					(1,920,000)	0.85
	New price					1,920,000	0.25
Options outstanding, end of period				3,944,875	0.39	2,926,000	0.25

Exercisable options, end of period				1,040,875	0.25	1,430,000	0.25

							February 28, 2006
			Options outstanding			Exercisable options
				Weighted	Number	Number
			Weighted	remaining	of options	of options	Weighted
			average	contractual	outstanding	exercisable	average
			exercise	life	as at	as at	exercise
			price	outstanding	28-02-2006	28-02-2006	price
			$				$
			0.25	2.98	3,233,875	1,040,875	0.25
			0.75	4.74	20,000
			0.80	4.77	25,000
			1.00	2.81	216,000
			1.15	4.89	450,000
			0.39	3.75	3,944,875	1,040,875	0.25

On December 8, 2005, the Company granted 30,000 stock options to non-employees at an exercise price of $0,80 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)	Fair value of the common shares at $0.88
ii)	Risk-free interest rate of 3.89%
iii)	Estimated life of five years
iv)	Expected volatility of 119%

The fair value of the options granted is $0.7409 per option.

7 - STOCK-BASED COMPENSATION PLAN (continued)

On December 20, 2005, the Company granted 216,000 stock options to non-employees at an exercise price of $1,15 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)	Fair value of the common shares at $1.15
ii)	Risk-free interest rate of 3.84%
iii)	Estimated life of three years
iv)	Expected volatility of 118%

The fair value of the options granted is $0.8172 per option.

On January 31, 2006, the Company granted 450,000 stock options to non-employees at an exercise price of $1,00 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)	Fair value of the common shares at $0,94
ii)	Risk-free interest rate of 3.86%
iii)	Estimated life of four years
iv)	Expected volatility of 118%

The fair value of the options granted is $0.7286 per option.

During the period ended February 28, 2006, an amount of $64,378 (nil in 2005) representing employees' vested interests during the period was expensed as compensation. An amount of $19,754 (nil in 2005) representing non-employees' vested interests during the period was expensed.

8 - FINANCIAL INSTRUMENTS

The Company had concluded a foreign exchange contract to protect is future cash flows in US currencies. At the end of the contract, the Company must sell an amount of 100,000 US dollars for a counterpart in canadian currency, at an exchange rate of 1,15, maturing in May 31, 2006.

Frais

Neptune Technologies & Bioressources inc.

Informations			4/25/2006 17:36
28 février 2006, (non vérifiées)

3 - INFORMATIONS SUR LES PROJETS DE RECHERCHE EN COURS

Les coûts encourus pour les projets de recherche en cours sont :
	Période de trois mois		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$
Salaires et charges sociales	94,807	50,512	241,036	154,314
Sous-traitance	443		14,591
Frais de maintien de brevets	1,998	472	3,725	2,222
Frais de déplacements et de représentations	59	813	59	1,635
	97,307	51,797	259,411	158,171
Crédits d'impôts à la recherche	(20,701)	(14,755)	(54,430)	(42,486)
Frais de recherche	76,606	37,042	204,981	115,685

Les crédits d'impôts à la recherche comptabilisés par la société doivent être examinés et approuvés par les autorités fiscales et il est possible que les montants accordés diffèrent des montants comptabilisés.

4 - INFORMATIONS SUR LES FRAIS D'ADMINISTRATION

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$
Salaires et charges sociales	183,731	107,259	501,583	314,060
Conseil d'administration	12,999	12,999	29,456	38,997
Représentations et déplacements	14,860	9,283	46,694	33,885
Loyer	28,590	28,058	85,769	83,664
Entretien et réparation	4,449	1,320	10,283	3,999
Assurances	12,303	17,258	43,359	61,528
Communications	8,686	5,827	23,006	16,653
Taxes et permis	10,664	15,243	31,743	45,322
Frais de bureau	21,377	7,256	41,261	15,833
Honoraires professionnels	75,012	42,502	136,425	121,007

	372,671	247,005	949,579	734,948

5 - INFORMATIONS SUR LES FRAIS FINANCIERS

	Three months ended		Nine months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$
Frais bancaires et contrats	7,996	695	35,324	2,490
Intérêts - emprunt à court terme	3,786		5,017
Intérêts - dette à long terme	124,341	92,824	312,878	284,116
Intérêts - composante passif des débentures convertibles	110,413	148,164	475,219	444,493
Amortissement - frais de financement reportés	35,737	6,280	50,735	18,839
	282,273	247,963	879,173	749,938

6 - IMMOBILISATIONS

				February 28, 2006
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Améliorations locatives - siège social		52,149	38,630	13,519
Améliorations locatives - transformation		746,002	255,195	490,807
Mobilier et agencement		98,230	61,388	36,842
Équipement de bureau		66,659	46,271	20,388
Équipement de transformation		3,616,418	984,773	2,631,645
Équipement de laboratoire		236,917	123,742	113,175
Système informatique	72,899	74,792	64,256	10,536
Logiciels		2,350	2,350
		4,893,517	1,576,605	3,316,912
Biens loués en vertu de contrats de location-acquisition
Équipement de transformation		29,960	7,246	22,714
Équipement de laboratoire		173,460	86,855	86,605
Équipement de bureau		72,240	11,228	61,012
		5,169,177	1,681,934	3,487,243

				31 mai 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Améliorations locatives - siège social		52,149	34,719	17,430
Améliorations locatives - transformation		741,652	148,330	593,322
Mobilier et agencement		98,230	54,882	43,348
Équipement de bureau		66,659	40,352	26,307
Équipement de transformation		3,506,418	691,542	2,814,876
Équipement de laboratoire		227,358	89,639	137,719
Système informatique		72,157	55,539	16,618
Logiciels		2,350	2,350
		4,766,973	1,117,353	3,649,620
Biens loués en vertu de contrats de location - acquisition
Équipement de transformation		139,960	26,999	112,961
Équipement de laboratoire		173,460	60,836	112,624
Équipement de bureau		7,290	943	6,347
		5,087,683	1,206,131	3,881,552

7 - ACTIFS INCORPORELS

				February 28, 2006
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Actifs incorporels amortissables
Brevets		561,143	8,140	553,003
Licence		7,500	2,063	5,437
		568,643	10,203	558,440
Actifs incorporels non amortissables
Marques de commerce		62,213		62,213
		630,856	10,203	620,653

				31 mai 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Actifs incorporels amortissables
Brevets		518,287	4,783	513,504
Licence		7,500	1,500	6,000
		525,787	6,283	519,504
Actifs incorporels non amortissables
Marques de commerce		34,329		34,329
		560,116	6,283	553,833

8 - AUTRES ÉLÉMENTS D'ACTIFS

			February 28,	31 mai
			2006	2005
			$	$
Frais de démarrage, au coût non amorti			102,298	409,197
Frais de financement reportés, au coût non amorti			39,163	78,921
Dépôts			100,000	100,000
			241,461	588,118

Ne pas imprimer

Neptune Technologies & Bioressources inc.

Détails coût des ventes et frais d'exploitation			38832.7335
aux 31 août 2005 et 2004

	31 août	31 août	ÉCART
	2005	2004	$ CDN	%

COÛT DES VENTES

Stock au début	807,880	1,231,843	(423,963)
Achats - krill M.P.	255,531		255,531
Achats -
Achats -
Achats - Packaging	5,769	7,022	(1,253)
Achats - acetone	43,812		43,812
Achats - Azote	5,040	4,980	60
Achats - Fourn. production	2,372		2,372
Coût - échantillons	(263)	(2,033)	1,770
Coût - escomptes sur achats
Coût - transport à l'achat	8,783	7,134	1,649
Coût - transport vente	12,744	10,479	2,265
Coût - sous-traitance Lyophilisation
Coût - sous-traitance - mélange
Coût - sous-traitant encapsulage	24,925	84,383	(59,458)
Coût - salaire opérateur	86,449	2,251	84,198
Coût - salaire opérateur - options	1,550		1,550
Coût - syndicat
Coût - r.r.q.	3,788	56	3,732
Coût - f.s.s.	2,462	53	2,409
Coût - ass. emploie	2,089	43	2,046
Coût - C.S.S.T.	1,075	12	1,063
Coût - CNT
Coût - Ass. groupe prime	4,327	2,690	1,637
Coût - Ass. groupe employé	(1,438)	(190)	(1,248)
Coût - syndicat
Coût - Autres avantages	24		24
FG - Salaires direction	49,017	36,121	12,895
FG - Salaires direction - options	8,043	2,608	5,435
FG - Salaires autres	57,513	18,026	39,487
FG - Salaires autres - options	3,451		3,451
FG - R.R.Q.	3,349	923	2,426
FG - f.s.s.	3,122	1,216	1,906
FG - ass. emploie	1,795	584	1,211
FG - C.S.S.T.	1,269	336	933
FG - C.N.T.
FG - ass. groupe prime	4,165	1,836	2,329
FG - Ass. groupe employé	(1,567)	(1,046)	(522)
FG - syndicat
FG - autres avantages
FG - Loyer	40,905	45,596	(4,691)
FG - Remb. loyer	(1,875)	(2,514)	639
FG - taxes	8,702	3,863	4,839
FG - ass. général	5,919	6,164	(245)
FG - ass. Produit	12,714	10,585	2,129
FG - ass. Perte affaire	998	1,031	(33)
FG - ass. Autres	1,764	1,842	(77)
FG - électricité	23,651	13,815	9,836
FG - Chauffage (gaz)	12,599	596	12,004
FG - entretien et réparation équip.	24,244	3,745	20,499
FG - entretien locaux	1,042	2,026	(984)
FG - fournitures atelier
FG - location remorque	11,234	375	10,859
FG - Loc. Autres	3,400		3,400
FG - uniformes / fournitures de travail	2,390	149	2,240
FG - Équip. sécurité / examen
FG - Inspection - normes	3,043	1,186	1,856
FG - entreposage	4,176	54	4,122
FG - Rebuts	912	920	(8)
FG - Fourn. shipping	1,027	25	1,002
FG - Courrier	117		117
FG - déplacements	82	433	(351)
FG - communications	268	52	216
FG - fourn. laboratoire	8,711	2,259	6,452
FG -
FG - Analyse labo. externe	3,439	1,387	2,052
FG - Formation
Stock à la fin	(661,043)	(881,134)	220,091

	905,497	621,784	283,713	54.39%

FRAIS DE COMMERCIALISATION

Vente - sal. direction	74,327	33,116	41,212
Vente - sal. directon - options	8,419	4,564	3,855
Vente - sal. representant
Vente - sal. représentant - options
Vente - Commissions sur ventes CDN
Vente - Commission sur ventes US	20,765	18,005	2,760
Vente - r.r.q.	998	624	375
Vente - f.s.s.	2,299	760	1,540
Vente - ass. emploie	512	378	133
Vente - Autres Avantages
Vente - C.S.S.T.	429	160	269
Vente - C.N.T.
Vente - ass. groupe prime	378		378
Vente - Ass. groupe employé	(255)		(255)
Vente - syndicat
Vente - représentation	19	715	(696)
Vente - Frais de repas extérieur	905	587	318
Vente - publicité, coop Euro	38,000		38,000
Vente - publicité, coop CDN	64,642	17,181	47,461
Vente - publicité, coop US	40,687		40,687
Vente - publicité CDN	119		119
Vente - Publicité US
Vente - Site Web	188	191	(2)
Vente- mise en marché Options	6,703		6,703
Vente - mise en marché	11,030	23,494	(12,464)
Vente - Échantillons	1,765	2,033	(268)
Vente - marketing
Vente - Tél. et Cell. Internet	391	869	(478)
Vente - Courrier	143	316	(173)
Vente - Fr voyage - héberg	5,491	3,136	2,355
Vente - Fr voyage - avion	2,668	5,069	(2,402)
Vente - Frais de déplacement	609	1,526	(917)
Vente - Royautés	16,200	27,665	(11,465)

	297,432	140,388	157,045	30.10%

FRAIS D'ADMINISTRATION

Salaires et charges sociales	153,614	78,931	74,683
Conseil d'administration	12,999	12,999
Représentation et déplacement	9,827	9,339	488
Loyer	28,590	27,803	787
Entretien et réparations	3,503	764	2,739
Assurances	16,821	22,287	(5,466)
Communications	5,604	5,597	7
Taxes et permis	10,500	15,000	(4,500)
Frais de bureau	7,683	2,009	5,674
Mauvaises créances
Honoraires professionnels	29,735	32,495	(2,760)
Honoraires de gestion
	278,876	207,224	71,652	13.74%

COMMUNICATIONS FINANCIÈRES	11795	2540	9,255	1.77%

	1,493,600	971,935	521,665	100.00%

SOMMAIRE DES ÉCARTS

SALAIRES			275,623	52.84%
INVENTAIRE			37,662	7.22%
OPTIONS			73,845	14.16%
COOP			126,148	24.18%